UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2025

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Bertha-Kipfmüller Straße 2-8

81249 München

Germany

+49 (0) 89 5589 4280

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On July 28, 2025, Mynaric AG issued an ad-hoc. A copy of the ad-hoc is furnished as Exhibit 99.1 hereto.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Capital Reduction and Capital Increase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Joachim Horwath
	Name:	Joachim Horwath
	Title:	Chief Technology Officer

By	/s/ Andreas Reif
	Name:	Andreas Reif
	Title:	Chief Restructuring Officer

Date: July 28, 2025